UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On August 31, 2004, Husky Energy Inc., jointly with SNC-Lavalin, issued a press release announcing it has concluded a turnkey contract with SNC-Lavalin and PCL Industries Management Inc. to design and build a major part of Husky's Tucker Oil Sands project. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            HUSKY ENERGY INC.


                                            By: /s/ James D. Girgulis
                                                -----------------------------
                                                James D. Girgulis
                                                Vice President, Legal &
                                                Corporate Secretary


Date: September 8, 2004

P R E S S   R E L E A S E

                                             1035 - 7th Avenue SW           |
                                             Calgary, Alberta               |   [GRAPHIC OMITTED]
                                             Canada T2P 3E9                 |   [LOGO HUSKY ENERGY]
          [GRAPHIC OMITTED]                                                 |
        [LOGO SNC - LAVALIN]                 Telephone: (403) 539-4550      |
                                             Fax: (403) 539-4551            |           707 - 8th Avenue SW
                                             www.snclavalin.com             |           Box 6525, Station D
                                                                            |           Calgary, Alberta
                                                                            |           Canada  T2P 3G7
                                             5404 - 99 Street               |
                                             Edmonton, Alberta              |           Telephone: (403) 298-6111
          [GRAPHIC OMITTED]                  Canada  T6E 3N7                |           Fax: (403) 298-6515
[LOGO PCL INDUSTRIAL MANAGEMENT, INC.]                                      |           www.huskyenergy.ca
                                             Telephone: (780) 430-3500      |
                                             Fax: (780) 436-1218            |
                                             www.pcl.com                    |
                                                                            |
-----------------------------------------------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


           HUSKY ENERGY AWARDS TURNKEY CONTRACT FOR TUCKER OIL SANDS FACILITIES TO SNC-LAVALIN INC. & PCL INDUSTRIAL MANAGEMENT INC.


CALGARY: TUESDAY, AUGUST 31, 2004 - A subsidiary of Husky Energy Inc. and SNC-Lavalin Inc. / PCL Industrial Management Inc. have concluded a $290 million turnkey contract to design and build a major part of Husky's Tucker Oil Sands project in northern Alberta. Husky has awarded the contract to the 50/50 joint venture partnership between SNC-Lavalin and PCL for the project's Central Plant facilities.

The Tucker project is located near Cold Lake, Alberta. It is scheduled for completion in 2006 and project commissioning is planned for the third quarter of that year. The project will use steam assisted gravity drainage (SAGD) technology to produce the bitumen. Oil production will commence within three to six months of commissioning.

"Husky values SNC-Lavalin / PCL's commitment and is pleased to award this turnkey contract to this joint venture partnership," said John C.S. Lau, President and Chief Executive Officer of Husk Energy Inc. "This is one of the first oil sands projects to use a lump sum turnkey contract. With their strong commitment and experience, it is expected that the Tucker Project will be completed on time and on budget."

"Husky Energy is a long-time client and we look forward to working with them on a project using SAGD technology," said Krish Krishnamoorthy, Executive Vice President, SNC-Lavalin Group Inc. "It is the technology of choice for developing many heavy oil and oil sands reservoirs, which is a major area of activity now, and one we expect will continue to grow."

Ian Johnston, Vice-President and General Manager of PCL Industrial Management Inc., described this as an important project in establishing the Company as a leading contractor in the rapidly growing industry of SAGD projects.

The total cost of the Tucker Project will be approximately $500 million, including the Central Plant facilities and associated field installations. Construction is scheduled to begin in Fall 2004. The project is expected to employ some 600 construction workers during the peak.

P R E S S   R E L E A S E


[LOGO SNC - LAVALIN]
--------------------------------------------------------------------------------


SNC-Lavalin (TSX: SNC) is one of the leading groups of engineering and construction companies in the world, a global leader in the ownership and management of infrastructure, and a key player in facilities and operations management. The SNC-Lavalin companies have offices across Canada and in 30 other countries around the world and are currently working in some 100 countries.

PCL is the largest general contractor in Canada and one of the largest in North America. The organization's average annual billings are in the range of $3 billion, and projects span the industrial, commercial, institutional, civil and multi-family residential market sectors. PCL, which is 100% employee owned, will celebrate its 100th Anniversary in 2006.

Husky Energy is a Canadian-based, integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH THE SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS, THE UNCERTAINTY OF ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.


                                      -30-


For further information, please contact:

MEDIA:                                       INVESTORS:
------                                       ----------
Gillian MacCormack                           Stephane Roy
Vice President, Corporate Public Relations   Vice President, Investor Relations
514-393-8000 #7354                           514-393-8000 #7559
E-mail: gillian.maccormack@snclavalin.com    E-mail: stephane.roy@snclavalin.com


For Husky Energy, please contact:

Donald Campbell
Manager, Investor Relations
& Corporate Communications
Husky Energy Inc.
(403) 298-6153
E-mail: donald.campbell@huskyenergy.ca

For more information about the Tucker Project, click on www.huskyenergy.ca